Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three months ended March 31, 2018 and 2017.
2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2018 and 2017.
3	Canadian Form 52-109F2 - Certification of Filings - CEO.
4	Canadian Form 52-109F2 - Certification of Filings - CFO.

Documents 1 and 2 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-211325).

DOCUMENT 1

Neovasc Inc. Management’s Discussion and Analysis FOR THE THREE MONTHS ENDED MARCH 31 2018 AND 2017 (Expressed in U.S. Dollars)

Q1 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company”, “Neovasc”, “we”, “us”, or “our”) for the three months ended March 31, 2018 and 2017.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2018 and 2017 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2017, 2016 and 2015 and Annual Report on Form 20-F.

The Company has prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

The names TiaraTM (“Tiara”), and Neovasc ReducerTM (“Reducer”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and is expressed in U.S. dollars. The Company presents its consolidated financial statements in U.S. dollars.

Additional information about the Company, including the Company’s audited consolidated financial statements and Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission (the “SEC”) on the website of the SEC at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “plan”, “may”, “will”, “estimate”, “continue”, “intend”, “believe”, “target”, “potential”, “seek”, “explore” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our ability to continue as a going concern;
•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•	our strategy to re-establish trust and confidence with our stakeholders and re-structure our financing;
•	our estimates regarding our fully diluted share capital and future dilution to shareholders;
•	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our intention to apply for CE Mark approval for the Tiara in approximately 2020 and look for potentially faster pathways to such approval;
•	the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2018 as required approvals are obtained;
•	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
•	our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;
•	our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;
•	the amount of estimated additional litigation expenses required to defend the Company in ongoing lawsuits and claims;
•	our ability to replace historical revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;

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•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and Europe;
•	our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;
•	the anticipated dedicated Reducer symposium at the Euro PCR Conference in May 2018;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;
•	our plans to increase Reducer implants in Europe in 2018;
•	our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;
•	our ability to meet our cash expenditure covenants;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products; and
•	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	the substantial doubt about our ability to continue as a going concern;
•	risks relating to the warrants issued pursuant to the November 2017 underwritten public offering of 6,609,588 Series A units (the “Series A Units”) of the Company and 19,066,780 Series B units (the “Series B Units” and together with the Series A Units, the “Units”), at a price of $1.46 per Unit (the “2017 Public Transaction”) and the warrants and senior secured convertible notes (the “Notes”) issued pursuant to the November 2017 private placement (the “2017 Private Placement”, and together with the 2017 Public Transaction, the “2017 Financings”), resulting in significant dilution to our shareholders;
•	risks relating to our need for significant additional future capital and our ability to raise additional funding;
•	risks relating to cashless exercise and adjustment provisions in the warrants (the “Warrants”) and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;
•	risks relating to the sale of a significant number of common shares of the Company (“Common Shares”);
•	risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties;
•	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market (“Nasdaq”) or the Toronto Stock Exchange (“TSX”), which could affect their market price and liquidity;
•	risks relating to our Common Share price being volatile;
•	risks relating to the influence of significant shareholders of the Company over our business operations and share price;
•	risks relating to our significant indebtedness, and its effect on our financial condition;
•	risks relating to claims by third parties alleging infringement of their intellectual property rights;
•	risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;

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•	our ability to establish, maintain and defend intellectual property rights in our products;
•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
•	our history of losses and significant accumulated deficit;
•	risks associated with product liability claims, insurance and recalls;
•	risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;
•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
•	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;
•	our ability to convince public payors and hospitals to include our products on their approved products lists;
•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
•	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;
•	risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;
•	risks associated with post-market regulation of our products;
•	health and safety risks associated with our products and our industry;
•	risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
•	risk of animal disease associated with the use of our products;
•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products;
•	risks relating to our dependence on limited products for substantially all of our current revenues;
•	risks relating to our exposure to adverse movements in foreign currency exchange rates;
•	risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;
•	risks relating to breaches of anti-bribery laws by our employees or agents;
•	risks associated with future changes in financial accounting standards and new accounting pronouncements;
•	risks relating to our dependence upon key personnel to achieve our business objectives;
•	our ability to maintain strong relationships with physicians;
•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
•	risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;
•	risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
•	risks relating to our ability to successfully enter into fundamental transactions (“Fundamental Transactions”) as defined in the series C warrants issued pursuant to the 2017 Financings (the “Series C Warrants”);
•	anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and
•	risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers.

Forward-Looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;
•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;

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•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current good relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	genericisation of markets for the Tiara and the Reducer will develop;
•	capital will be available on terms that are favorable to us; and
•	our ability to retain and attract key personnel, including members of our board of directors and senior management team.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section in our Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Date: May 10, 2018

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific Corporation (“Boston Scientific”), and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the Company investing $7,090,200 for 11,817,000 Common Shares of Neovasc at a price of $0.60 per Common Share.

Additionally, throughout the years 2014 to 2018, the Company announced a number of developments pertaining to litigation, all as more fully discussed under the heading “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein.

Product Portfolio

Tiara

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is in the early clinical development stage to provide a minimally invasive transcatheter device for the patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve dysfunction (regurgitation), the majority of them with functional Mitral Regurgitation and unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Some of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Our clinical experience to date has been with the 35mm and 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes enable us to treat approximately 75% of this high risk patient population, as it relates to the size of the Mitral valve annulus, in our TIARA I and TIARA II Clinical studies. Currently, about 20% of the patients enrolled in these studies with severe Mitral Regurgitation, meet all inclusion criteria and are treated with the Tiara.

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To date, 56 patients have been implanted with the Tiara in TIARA-I early feasibility, compassionate use cases and in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the first 50 patients implanted with the Tiara (i.e. those implanted more than 30 days ago) is 45/50 or 90% with one patient now over four years post implant and another over two years post implant. The Tiara has been successfully implanted in both functional and degenerative Mitral Regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

The average apical in/out procedure time over all Tiara implants as of April 27, 2018 is 20 minutes. The shortest procedure time was 8 minutes and the longest procedure time was 49 minutes. The most recent four TIARA-II implant procedure times were 9 minutes, 9 minutes, 10 minutes and 12 minutes respectively. All four implants were successful. The most recent two TIARA-I implant procedure times were 11 minutes and 45 minutes. The 45 minute procedure was mainly due to challenging echo imaging quality. Both of the two most recent TIARA-I implant procedures were successful.

The results from our clinical experience to-date in these studies and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara. We have been able to refine the screening criteria, physician training, and implantation procedure. We recently introduced an additional pre-screening tool, to pre-select the proper patients before they enter into the formal screening process. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients. The following table sets forth the results from our Tiara clinical trials as at the date hereof:

	Tiara Since 2014	TIARA-I	TIARA-II	Compassionate Use
Treated	56	18	16	22
30 Day Survival rate	90% (45/50)	88% (14/16)	92% (11/12)	91% (20/22)

While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices, and the medical community is showing more interest in exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or any form of repair, demonstrated by the interest of more European clinics to participate in the TIARA-II clinical study. The Company is also in the process of establishing more field clinical engineering support in Europe, which will allow it to support additional sites, as well as reduce the time from when a site identifies a patient to when they are enrolled and scheduled to have the procedure. There are several other transcatheter mitral valve replacement devices in development by third parties, some of which have been implanted in early feasibility type studies and CE Mark studies with varying results.

An additional strategic and focused activity for the Company in the Mitral Valve space is the newly initiated development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly use-able implantation technique. These development activities are taking place both in the Company’s Vancouver and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enable trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. The Company received the first round of prototypes and quickly identified further improvement opportunities, which are being implemented in additional new prototypes. These additional new prototypes will be bench evaluated in the coming days. We have a first, small, early feasibility animal evaluation scheduled for early to mid-May 2018.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development-stage devices will succeed in obtaining regulatory approval.

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 The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in approximately 2020. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014, Neovasc announced that it received conditional IDE approval from the FDA to initiate the U.S. arm of its TIARA-I feasibility study for the Tiara, followed by full approval on December 31, 2014. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of Neovasc’s Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe Mitral Regurgitation. Severe Mitral Regurgitation is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use exemptions in Canada, Europe and Israel.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study intended to provide the clinical data required to support obtaining CE Mark approval for the Tiara, which would enable Neovasc to market the device in Europe. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company is currently in the process of qualifying additional clinical sites in Germany, the UK and Italy, and will also seek to qualify additional clinical sites and obtain approvals for patient enrollment in additional countries, such as in Spain, the Netherlands and Israel. The qualification time period in already approved countries has historically taken at least 3 months. The key business objective of this activity is to enable sales of the product into the European marketplace. The TIARA-II study is estimated to cost approximately $18-20 million. The exact timing for completion of enrollment in the study is unknown at this time and is dependent on a number of factors, including screening rates, local regulatory approvals and our ability to raise sufficient additional capital to complete the TIARA-II study. Neovasc is targeting to complete enrollment and receive CE Mark approval and begin Tiara sales in Europe in approximately 2020. However, due to the inherent uncertainty around gaining regulatory approval to market an implantable heart valve product and raising additional capital, this timeline is subject to extension. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake certain portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc’s facility.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization (percutaneous coronary intervention or coronary artery bypass graft) or cardiac drug therapies. It currently affects approximately 1.5 million patients in the United States and Europe, with a yearly incidence of roughly 40,000 patients. Of this overall patient population, we estimate that about 160,000 current patients have the indications for the current Reducer therapy. The Reducer has been shown to relieve symptoms of angina by altering blood flow in the heart’s venous system, shifting blood flow back towards a more normal endocardial/epicardial blood flow ratio, which is impaired in the ischemic myocardium, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. We also refer the reader to a recent new case report publication from the University Hospital of Zurich in EMH Media (Schweizerischer Arzteverlag), Cardiovascular Medicine.

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The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Clinical studies have demonstrated that the Reducer can provide significant relief of chest pain in refractory angina patients. There are approximately 160,000 refractory angina patients in the United States and in Europe who are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed the randomized, sham controlled COSIRA trial to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients’ ratings on the CCS angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer will become incorporated into the endothelial tissue (in about four to six weeks) and creates a permanent (but reversible, if so required) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

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 The Reducer has demonstrated excellent results in multiple animal studies, A first-in-human clinical trial of 15 patients suffering from chronic refractory angina were followed out to 6 months, and then again at 3 years post implant. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and the three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients. The COSIRA trial  - a multi-center, randomized, double-blind, sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner was completed in 2013. The results of the COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they may provide additional data to support expanded adoption of the Reducer for the intended patient population. More recent studies and publications of Reducer patients have conformed closely. We refer the reader to the recent publication “Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina” by Dr. Giannini et al, published in Volume 11, Issue 8 of the Journal of the American College of Cardiology in April 2018 and related Editorial. Further, we refer the reader to a recent TCTMD publication, as well as a recent publication in EuroIntervention by Dr. Konigstein, et al.

Following the positive results from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2018 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in the first 2018 quarter was encouraging with a 41% increase in implants compared to the same time-period of 2017. More than 10 clinics in Germany have begun and completed the reimbursement negotiations with the German health insurance companies and have now established a satisfactory overall reimbursement amount for the Reducer procedure (including Reducer product), while others are either in the negotiation process or will negotiate later this year, per pre-set negotiation cycles. While we only have a very small sales organization in Europe, we are still planning on a doubling of Reducer implants in Europe during 2018 (and an almost tripling of Reducer implants in Germany).

Because of the market development status of the Reducer therapy and the observed increase in adoption in Europe, we also believe it may be prudent to attempt to penetrate the market more broadly and deeply via a strategic collaboration with a third party company, which we will pursue during 2018.

We see a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has a lot of potential, but that Neovasc can only take this therapy so far. We are therefore open to considering strategic alternatives for Reducer, including potential alliances, in order to broaden and deepen its penetration in EMEA, the United States and the rest of the world. The Company received FDA approval in late 2017 for the COSIRA-II IDE study, as approximately 380 patient Clinical study, to be conducted at up to 35 centers in the United States. The principal investigator and co-principal investigator are already appointed for this study but we currently lack the funding for its execution. A strategic alliance could dramatically improve the time to market for this device in the United States, while broadening the approach, as well as potentially improving the company’s cash flow.

Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. Neovasc has completed additional development activities for the commercial-generation Reducer and the product is currently in commercial scale manufacture.

On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be $15-20 million. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

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 In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 155 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. On January 18, 2018, the Company reported the Reducer was featured in a “live case” broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018, at the Euro PCR Conference in Paris, the Reducer will be showcased during a dedicated Reducer symposium.

Tissue Products

The Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and there are no further revenues associated with these activities in 2018.

Product Development

Product development activities have recently started at the Company for the development of a transfemoral trans-septal version of the Tiara system, focused on a suitable and novel transfemoral trans-septal delivery system, as well as on a few important but minor changes to the Tiara valve to make it deliverable in this manner and to further penetrate the patient population. These development activities are taking place both in our Vancouver facility as well as in our New Brighton, MN facility. Furthermore, engineering resources are continuing to support manufacturing for both the Reducer system (commercially available in Europe), as well as for the Tiara system for clinical studies.

Trends, Risks and Uncertainties

Losses and Additional Funding Requirements

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

The Company has incurred operating and comprehensive losses of $55,880,548 and $55,466,915 for the three months ended March 31, 2018, respectively (2017: $7,844,987 and $7,927,304) and has a deficit of $280,572,875 at March 31, 2018 compared to a deficit of $224,692,327 as at December 31, 2017. As at March 31, 2018 the Company had $12,261,559 in cash and cash equivalents (2017: $16,206,632). Subsequent to the period end, the Company has received cash proceeds of $12,338,854 from the exercise of 8,451,270 Series C Warrants at an exercised price of $1.46 per Series C Warrant.

The Company believes it may need to raise additional capital to fund its short and medium term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the Company will be able to raise additional capital through debt or equity or other means on terms acceptable to the Company or at all. There is also no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future.

The unaudited condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company’s ability to continue as a going concern.

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As at March 31, 2018, and incorporating the cash received subsequent to the period end, the Company had approximately $24 million in cash and cash equivalents, sufficient cash for approximately at least twelve months of operations. The Company will need to raise additional capital in the short or medium term. Given the current nature of the Company’s capital structure the Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern. For a description of the risks relating to the Company’s need for additional financing and the securities issued pursuant to the 2017 Financings see the Company’s Annual Report on Form 20-F, which is available on SEDAR at sedar.com and as filed with the SEC at www.sec.gov.

Litigation Matters

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ Valve Technologies Inc. (“CardiAQ”) in the U.S. District Court for the District of Massachusetts and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the “Appeals Court”). On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $112 million damages and interest awards became due and payable. The Company had approximately $70 million placed in escrow but needed to raise an additional approximately $42 million or face bankruptcy proceedings. On November 17, 2017, the Company closed the 2017 Financings for gross proceeds of approximately $65 million and used approximately $42 million to settle the remaining damages and interest awards.

Operating Risks

In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Risks relating to the 2017 Financings

The securities issued pursuant to the 2017 Financings contain, among other things, so-called full-ratchet anti-dilution and future pricing provisions, which create a high degree of risk relating to, among other things, significant dilution to shareholders and the Company's ability to raise additional financing. The exercise of warrants and conversion of the Notes issued pursuant to the 2017 Financings have already resulted in significant dilution to our shareholders and may result in further significant dilution in the future. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

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Foreign Operations

The Company changed functional currency on October 1st, 2017 from Canadian to U.S. dollars.

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in Canadian dollars. A decrease in the value of the Euro in relation to the U.S. dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended March 31, 2018 and 2017 follow:

Losses

The operating losses and comprehensive losses for the three months ended March 31, 2018 were $6,502,891 and $55,466,915 respectively, or $0.38 basic and diluted loss per share, as compared with losses of $7,816,672 and $7,927,304 or $0.10 basic and diluted loss per share, for the same period in 2017.

The $47,539,611 increase in the comprehensive loss incurred for the three months ended March 31, 2018 compared to the same period in 2017 can be substantially explained by the accounting treatment of the 2017 Financings resulting in an unrealized loss on derivative liability and convertible note of $4,337,049, a realized loss of $17,557,693 on the exercise of warrants and $27,382,735 amortization of deferred loss. This was offset by a $779,622 reduction in general and administrative expense and a decrease in product development and clinical trial expenses of $1,054,132.

Revenues

Revenues decreased 77% to $339,922 for the three months ended March 31, 2018, compared to revenues of $1,481,360 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

Sales of the Reducer for the three months ended March 31, 2018 were $339,922 compared to $260,765 for the same period in 2017, representing an increase of 30%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

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Cost of Goods Sold

The cost of goods sold for the three months ended March 31, 2018 was $87,393 compared to $808,628 for the same period in 2017. The overall gross margin for the three months ended March 31, 2018 was 74%, compared to 45% gross margin for the same period in 2017. The gross margin now reflects the gross margin on the Reducer product only.

Expenses

Total expenses for the three months ended March 31, 2018 were $6,755,420, compared to $8,489,404 for the same period in 2017, representing a decrease of $1,733,984 or 20%. The decrease in total expenses for the three months ended March 31, 2018 compared to the same period in 2017 reflects a $779,622 reduction in general and administrative expenses due to restructuring of the Company and a $1,054,132 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the three months ended March 31, 2018 were $286,938, compared to $187,168 for the same period in 2017, representing an increase of $99,770, or 53%. The increase in selling expenses for the three months ended March 31, 2018 compared to the same period in 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended March 31, 2018 were $2,469,091, compared to $3,248,713 for the same period in 2017, representing a decrease of $779,622 or 24%. The decrease in general and administrative expenses for the three months ended March 31, 2018 compared to the same period in 2017 can be substantially explained by a $812,580 decrease in litigation expenses (as there are fewer ongoing litigation matters) and a $586,159 decrease in share-based payments (as the option awards in 2018 were lower in value than in 2017) offset by a $576,364 charge for employee termination expenses due to restructuring of the Company.

Product development and clinical trial expenses for the three months ended March 31, 2018 were $3,999,391 compared to $5,053,523 for the same period in 2017, representing a decrease of $1,054,132 or 21%. The decrease in product development and clinical trial expenses for the three months ended March 31, 2018 was the result of a $653,973 decrease in share-based payments (as the option awards in 2018 were lower in value than in 2017) and a $366,227 decrease in other expenses, as the cash resources of the Company are still limited.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other loss for the three months ended March 31, 2018 was $48,324,003 compared to income of $28,299 for the same period in 2017, an increase in other loss of $48,352,302. The increase in the other loss can be substantially explained by the accounting treatment of the 2017 Financings, which resulted in a $49,277,477 increase in net loss between the periods.

Tax Expense

The tax expense for the three months ended March 31, 2018 was $53,654, compared to $56,614 for the same period in 2017. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to March 31, 2018:

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
REVENUE
Reducer	$339,922	$285,598	$334,208	$247,555
Contract manufacturing and consulting services	—	942,027	1,040,685	1,057,581
	339,922	1,227,625	1,374,893	1,305,136
COST OF GOODS SOLD	87,393	1,136,804	659,686	872,703
GROSS PROFIT	252,529	90,821	715,207	432,433
EXPENSES
Selling expenses	286,938	220,885	253,791	224,382
General and administrative expenses	2,469,091	8,318,549	1,864,302	2,253,219
Product development and clinical trials expenses	3,999,391	3,762,148	4,422,641	4,250,780
	6,755,420	12,301,582	6,540,734	6,728,381
OPERATING LOSS	(6,502,891)	(12,210,761)	(5,825,527)	(6,295,948)

Other Income/(expense)	(48,324,003)	7,209,897	1,473,493	1,012,926
Tax expense	(53,654)	(25,602)	(343,926)	(58,286)
LOSS FOR THE PERIOD	$(55,880,548)	$(5,026,466)	$(4,695,960)	$(5,341,308)
BASIC AND DILUTED LOSS PER SHARE	$(0.38)	$(0.06)	$(0.06)	$(0.07)
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
REVENUE
Reducer	$260,765	$282,515	$262,546	$246,122
Contract manufacturing and consulting services	1,220,595	2,478,607	2,771,454	1,464,810
	1,481,360	2,761,122	3,034,000	1,710,932
COST OF GOODS SOLD	808,628	2,052,969	2,201,440	1,391,708
GROSS PROFIT	672,732	708,153	832,560	319,224
EXPENSES
Selling expenses	187,168	141,733	208,884	181,174
General and administrative expenses	3,248,713	2,461,433	3,466,825	7,427,124
Product development and clinical trials expenses	5,053,523	4,833,990	4,742,691	5,705,035
	8,489,404	7,437,156	8,418,400	13,313,333
OPERATING LOSS	(7,816,672)	(6,729,003)	(7,585,840)	(12,994,109)

Other income/(expense)	28,299	43,957,927	(21,461,950)	(70,648,431)
Tax expense	(56,614)	(15,133)	(87,296)	(49,920)
PROFIT/(LOSS) FOR THE PERIOD	$(7,844,987)	$37,213,791	$(29,135,086)	$(83,692,460)
BASIC AND DILUTED LOSS PER SHARE	$(0.10)	$0.54	$(0.44)	$(1.25)

The Company closed its contract manufacturing and consulting services revenue generating business segments at the end of 2017 and the only revenue going forward will be derived from sales of the Reducer.

Selling expenses are expected to generally increase as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the fourth quarter of 2017 due to expense related to completing the 2017 Financings and in the second quarter of 2016 mainly due to litigation expenses during the jury trial in the primary U.S. litigation with CardiAQ. While we aim to increase product development and clinical trial activities quarter over quarter, we anticipate quarterly fluctuations depending on the activities conducted in that quarter to develop the Tiara and the Reducer, the Company has been resource constrained and has seen a decline in those expenses over the four quarters of 2017 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.

USE OF PROCEEDS

	Proposed Use of net Proceeds	actual Use of net Proceeds
	2017 Financings	Use of Proceeds	Remaining to be Spent
Settlement of litigation damages	$42,000,000	$42,000,000	$Nil
Development and other expenses	$18,000,000	$5,738,441	$12,261,559
NET PROCEEDS	$60,000,000	$47,738,441	$12,261,559

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In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; (iii) continue commercialization of the Reducer; and (iv) for general corporate purposes.

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Results for the three months ended March 31, 2018 and 2017 follow:

Neovasc finances its operations and capital expenditures with cash generated from operations and equity and debt financings. As at March 31, 2018 the Company had cash and cash equivalents of $12,261,559 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017. The Company will require significant additional financing in order to continue to operate its business. Given the current nature of the Company’s capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

The Company is in a negative working capital position of $1,275,879, with current assets of $14,036,460 and current liabilities of $15,312,339. However, of the current liabilities, only $2,231,090 are cash liabilities, the liability for the convertible Notes and the derivative liability from the 2017 Financings are accounting entries to account for the value of the instruments issued in the 2017 Financings.

Cash used in operating activities for the three months ended March 31, 2018, was $5,245,425, compared to $6,308,755 for the same period in 2017. For the three months ended March 31, 2018, operating expenses were $5,909,597, compared to $6,193,498 for the same period in 2017, a decrease of $283,091 that can be explained by decrease in product development and clinical trial expenses to preserve cash resources. Net cash provided from the net change in non-cash working capital items for the three months ended March 31, 2018 was $691,591, compared to a net cash outflow of $285,226 in the same period in 2017. The net cash inflow can be attributed to a change in the balance sheet structure as the Company closed its consulting services and contract manufacturing businesses.

Net cash applied to investing activities for the three months ended March 31, 2018 was $17,162 compared to $351,260 for the same period in 2017, primarily due to a $245,227 decrease in purchase of property, plant and equipment, as there is still a requirement to preserve cash resources in 2018.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the periods ended March 31, 2018 and 2017 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The Company is exposed to foreign currency fluctuations on $448,378 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

Financing

In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.

On November 9, 2017, the Company priced the underwritten 2017 Public Transaction of 6,609,588 Series A Units and 19,066,780 Series B Units, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc.  The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares as of the date of announcement of the 2017 Financings.

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Each Series A Unit was comprised of (i) one common share of the Company (each, a ""nit Share"), (ii) one Series A common share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B common share purchase warrant of the Company (each, a "Series B Warrant") and (iv) 0.40 Series C Warrant to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.  Each Series B Unit was comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant").  The Series A Units and Series B Units separated into their component parts upon distribution.

Each Series A Warrant entitles the holder to purchase one Common Share (each, a “Series A Warrant Share”) at an exercise price of $1.61 per Series A Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series B Warrant entitles the holder to purchase one Common Share (each, a “Series B Warrant Share”) at an exercise price of $1.61 per Series B Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series C Warrant entitles the holder to purchase a Series C Unit comprised of a Common Share (each a “Series C Unit Share”), a Series A Warrant and a Series B Warrant, at an exercise price of 1.46 per Series C Unit at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series D Warrant entitled the holder to purchase one Common Share (each, a “Series D Warrant Share”) at an exercise price of $1.46 per Series D Warrant Share, all of which were pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series F Warrant entitled the holder to purchase one Common Share (each, a “Series F Warrant Share” and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the “Warrant Shares”) at an exercise price of 1.61 per Series F Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. No Series D Warrants or Series F Warrants remain outstanding as at May 10, 2018. The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants and Series B Warrants are subject to full ratchet anti-dilution adjustment in certain circumstances. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series A Warrant and Series B Warrant may be exercised on a “net” or “cashless” basis. Each Series B Warrant may be exercised on an alternate net number basis, as described in the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of the Notes of the Company and series E warrants (the "Series E Warrants") to purchase one Common Share at a price of $1.61 per Series E Warrant.  The Notes were issued with an original issue price of $850 per $1,000 principal amount of note.  The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. Interest on the Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants have the same terms and conditions as the Series A Warrants.

The Notes are secured by a first priority security interest on all of Neovasc's assets.  The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry.  The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution provisions.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series E Warrant may be exercised on a "net" or "cashless" basis.

For a description of the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as file with the SEC at www.sec.gov.

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SUBSEQUENT EVENTS

Cash Receipts

As of May 10, 2018, the Company has received cash proceeds of $12,338,854 from the exercise of 7,642,781 Series C Warrants at an exercised price of $1.46 per Series C Warrant as further described below. The cash proceeds represent an increase in cash of approximately 106% compared to the $12,261,559 cash and cash equivalents as at March 31, 2018.

Warrant Exercises

None of the 25,676,368 Series A Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

As of May 10, 2018, all of the 25,676,368 Series B Warrants initially granted have been exercised using the cashless alternative net number mechanism for 846,072,506 Common Shares and all of the 22,431,506 Series F Warrants initially granted have been exercised using the cashless alternate net number mechanism for 295,739,698 Common Shares.

As of May 10, 2018, of the 10,273,972 Series C Warrants initially granted, 8,451,270 have been exercised for 8,451,270 shares, 8,451,270 Series A Warrants and 8,451,270 Series B Warrants. None of the 8,451,270 underlying Series A Warrants have been exercised and 8,417,292 of the 8,451,270 underlying Series B Warrants have been exercised using the cashless alternate net number mechanism for 395,930,429 Common Shares.

As of May 10, 2018, cumulatively there were 34,127,638 Series A Warrants, 33,978 Series B Warrants, 1,822,702 Series C Warrants and 22,431,507 Series E Warrants outstanding. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on the Form 20-F, which is available on SEDAR at www.sedar.com and as file with or furnished to, as applicable, the SEC at www.sec.gov.

OUTSTANDING SHARE DATA

As at May 10, 2018, the Company had 1,777,789,654 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 10,190,591 stock options with a weighted average price of $2.14, 58,415,824 warrants and the Note that could convert into 22,431,507 common shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 1,868,968,102. Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on May 10, 2018 is 2,691,587,744.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

Litigation with CardiAQ

The Company is engaged as a defendant and appellant in lawsuits involving Valve Technologies Inc. (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims has been and is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

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Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company’s motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the “Court”) and, upon appeal, in the Appeals Court. This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

The Company has continued to investigate a potential claim involving another party’s intellectual property rights. The Company is in settlement discussions with that party and believes that settlement of the matter may be possible. The Company believes that there is a possibility that party may make claims against the Company if a settlement is not reached, and should that happen the Company will defend itself vigorously.

Contractual obligations

The following table summarizes our contractual obligations as at March 31, 2018:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years
Operating leases	$1,253,492	$264,048	$622,886	$366,558

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three months ended March 31, 2018 or 2017, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 23 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018, and 2017.

RISK FACTORS

A comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov. Investors are urged to consult and carefully consider these risk factors as an investment in the securities of the Company should be considered a highly speculative investment.

Critical Accounting Estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, and volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days unless circumstances suggest collectability is assured. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

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Determination of functional currency

The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

Determination of presentation currency

The Company has elected to adopt the United States dollar as its presentation currency, to improve comparability of its financial information with other publicly traded businesses in the life sciences industry.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transaction completed in November 2017 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the Notes should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

The Warrants and the Notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2017 are disclosed in Note 13 to the condensed interim consolidated financial statements.

Changes in Accounting Policies including Initial Adoption

During the three months ended March 31, 2018, there have been no changes in accounting policies, except as disclosed herein.  The Company has adopted IFRS 9 and IFRS 15 during the three months ended March 31, 2018.

CHANGES IN ACCOUNTING PRONOUNCEMENTS

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

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The Company has assessed the classification and measurement of financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial assets:
Cash and cash equivalents, cash held in escrow	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative liability from financing	Fair value through profit or loss	Fair value through profit or loss
Convertible Note	Fair value through profit or loss	Fair value through profit or loss or OCI (for own credit risk)

As a result of the change in measurement categories for the Notes, an adjustment of $413,633 for the three months ended March 31, 2018 has been made to opening retained earnings and accumulated other comprehensive income to reclassify the change in fair value associated with the Company’s own credit risk. There has been no other change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. There is a simplified approach where expected credit losses can be estimated and recognized upon initial recognition of the receivables. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The Company has reviewed expected credit losses on trade receivables on transition to IFRS 9. The Company also implemented a process for managing and estimating provisions relating to trade receivables going forward under

IFRS 9. For trade accounts receivables, the Company has applied the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all trade receivables. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. As the majority of customers are considered to have low default risk and the Company does not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and March 31, 2018. Accordingly, the Company did not record an adjustment relating to the implementation of the expected credit loss model for trade receivables.

The IASB issued IFRS 15 Revenue from Contracts with Customers, a new standard for the recognition of revenue, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS is effective for annual periods beginning on or after January 1, 2018. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

The standard is required to be adopted either retrospectively or using a modified retrospective approach. In accordance with the transition provisions in IFRS 15, the Company has adopted the new standard using the modified retrospective method; the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2018. Comparative prior year periods are not restated. The adoption of IFRS 15 did not result in any changes in the timing of revenue recognition for the Company’s goods and services.

Effective January 1, 2018, upon adoption of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue for services rendered when the performance obligations have been completed, for example, when control of the services transfer to the customer, when the services performed have been accepted by the customer, and when collectability is reasonably assured. The consideration for services rendered is measured at the fair value of the consideration received and allocated based on the Company’s standalone selling prices. The standalone selling prices are determined based on the agreed upon list prices at which the Company sells its services in separate transactions. Payment terms with customers vary by country and contract. Standard payment terms are 30 days from invoice date.

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Revenue for the sale of the Reducer is recognized when control or ownership of the product is transferred to the customer and collectability is reasonably assured.

IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, from the perspective of the lessee, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 Leases and, instead, introduces a single lessee accounting model. From the perspective of the lessor, IFRS 16 substantially carries forward the accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and accounts for those two types of leases differently. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2019. Early application of this standard is permitted.

While the Company continues to assess all potential impacts and transition provisions of this standard, the Company believes that the most significant impact will be related to the accounting for operating leases associated with office space. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to its statements of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The measurement of the total lease expense over the term of the lease is unaffected by the new standard; however, the required presentation on the consolidated statements of earnings (loss) will result in lease expenses being presented as depreciation of lease assets and finance costs rather than being fully recognized as general and administrative costs.

financial instruments

The Company’s financial instruments include the Warrants and the Notes, cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities.

(a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2018 and December 31, 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at March 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible nNote	$ -	$ -	$27,393,208	$27,393,208
Derivative financial liabilities	$ -	$ -	$18,358,784	$18,358,784

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The carrying amounts of financial assets and financial liabilities in each category are as follows:

	March 31, 2018	December 31, 2017
Loans and receivables
Cash and cash equivalents	$ 12,261,559	$ 17,507,157

Accounts receivable	746,007	1,334,923
Restricted cash	465,423	478,260
	$ 14,036,460	$ 19,320,340

Other financial liabilities
Accounts payable and accrued liabilities	$ 1,775,601	$ 1,844,955

Financial liabilities at fair value through profit and loss
Derivative liability from financing (current)	$ 8,819,652	$ 19,997,345
Convertible note (current)	4,261,597	4,261,597
Derivative liability from financing (non-current)	9,539,132	16,831,685
Convertible note (non-current)	23,131,611	15,745,962
	$ 45,751,992	$ 58,681,544

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)	Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 16% of the revenue for the three months ended March 31, 2018 (three months ended March 2017: U.S. dollar and Euro: 46% and 54%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at March 31, 2018 by approximately $nil (as at March 31, 2017: U.S. dollar and Euro: $74,000 and $38,000), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $28,624 and $24,861 as at March 31, 2018 (as at March 31, 2017, U.S. dollar and Euro: $78,000 and $3,000). The Company does not hedge its foreign exchange risk.

(c)	Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable.

(d) Liquidity risk

As at March 31, 2018, the Company had $12,261,559 in cash and cash equivalents as compared to cash and cash equivalents of $17,507,157 at December 31, 2017. Subsequent to the period end, the Company has received cash proceeds of approximately $12,338,854 from the exercise of 7,643,781 Series C Warrants. Further to this, and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for approximately at least the next four quarters at the current burn rate. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

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(e)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at March 31, 2018 is $641,160 (as at December 31, 2017: $1,201,292). As at March 31, 2018, the Company had $449,200 (as at December 31, 2017: $588,282) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three months ended March 31, 2018 the Company wrote down $nil of accounts receivable owed by customers (three months ended March 31, 2017: $40,000).

The Company may also have credit risk related to its cash and cash equivalents, with a maximum exposure of $12,726,982 as at March 31, 2018 (as at December 31, 2017: $17,985,417). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

To design its ICFR, the Company used the 2013 Internal Control - Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, ICFR may not prevent or detect misstatements. Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our DC&P and ICFR during the three months ended March 31, 2018, that have materially affected, or are reasonably likely to affect our DC&P and ICFR.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s Financial Statements and Annual Report on Form 20-F, are available on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

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DOCUMENT 2

Neovasc Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2018 and 2017

(Expressed in U.S. dollars)

CONTENTS

Page

Consolidated Statements of Financial Position	1

Consolidated Statements of Loss and Comprehensive Loss	2

Consolidated Statements of Changes in Equity	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5 - 24

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)(Unaudited)

	Notes	March 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	6	$12,261,559	$17,507,157
Accounts receivable	7	746,007	1,334,923
Inventory	8	234,704	398,556
Prepaid expenses and other assets	9	794,190	802,366
Total current assets		14,036,460	20,043,002

Non-current assets
Restricted cash	10	465,423	478,260
Property, plant and equipment	11	1,624,842	1,685,181
Total non-current assets		2,090,265	2,163,441

Total assets		$16,126,725	$22,206,443

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$2,231,090	$1,844,955
Convertible Note	13	4,261,597	4,261,597
Derivative liability from financing	13	8,819,652	19,997,345
Total current liabilities		15,312,339	26,103,897

Non-Current Liabilities
Convertible Note	13	23,131,611	15,745,962
Derivative liability from financing	13	9,539,132	16,831,685
Total non-current liabilities		32,670,743	32,577,647

Total liabilities		$47,983,082	$58,661,544

Equity
Share capital	14	$231,858,163	$171,803,816
Contributed surplus	14	23,088,158	23,056,846
Accumulated other comprehensive loss		(6,229,803)	(6,643,436)
Deficit		(280,572,875)	(224,692,327)
Total equity		(31,856,357)	(36,475,101)

Total liabilities and equity		$16,126,725	$22,206,443

Going Concern and Uncertainty (see Note 1 and 5d)

Subsequent Events (see Note 22)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31,

(Expressed in U.S. dollars) (Unaudited)

	Notes	2018	2017

REVENUE
Reducer		$339,922	$260,765
Contract manufacturing and consulting services		–	1,220,595
	15	339,922	1,481,360

COST OF GOODS SOLD		87,393	808,628
GROSS PROFIT		252,529	672,732

EXPENSES
Selling expenses	17	286,938	187,168
General and administrative expenses	17	2,469,091	3,248,713
Product development and clinical trials expenses	17	3,999,391	5,053,523
		6,755,420	8,489,404

OPERATING LOSS		(6,502,891)	(7,816,672)

OTHER (EXPENSE)/INCOME
Interest income		26,036	89,969
Interest on damages provision		–	(211,884)
Unrealized gain on damages provision		–	1,505,875
Loss on foreign exchange		(72,563)	(1,355,661)
Unrealized loss on derivative liability and convertible note	13	(4,337,049)	–
Realized loss on exercise of warrants	13	(17,557,693)	–
Amortization of deferred loss	13	(27,382,735)	–
		(48,324,003)	28,299
LOSS BEFORE TAX		(55,826,894)	(7,788,373)

Tax expense		(53,654)	(56,614)
LOSS FOR THE PERIOD		$(55,880,548)	$(7,844,987)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Exchange difference on translation		–	(1,588,192)
Unrealized gain on damages provision		–	1,505,875
Fair market value changes in convertible note due to changes in own credit risk		413,633	–

LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(55,466,915)	$(7,927,304)

LOSS PER SHARE
Basic and diluted loss per share	19	$(0.38)	$(0.10)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)(Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2017		$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options		33,363	(15,821)	–	–	17,542
Share-based payments	16	–	1,361,677	–	–	1,361,677
Transaction with owners during the period		33,363	1,345,856	–	–	1,379,219

Loss for the period		–	–	–	(7,844,987)	(7,844,987)

Other comprehensive loss for the period		–	–	(82,317)	–	(82,317)

Balance at March 31, 2017		$168,746,036	$23,647,293	$(4,775,357)	$(209,628,593)	$(22,010,621)

Balance at January 1, 2018		$171,803,816	$23,056,846	$(6,643,436)	$(224,692,327)	$(36,475,101)

Issue of share capital on exercise of options	14(b)	88,918	(88,918)	–	–	–
Issue of share capital on exercise of warrants	14(b)	59,965,429	–	–	–	59,965,430
Share-based payments	16		120,229	–	–	120,229
Transaction with owners during the period		–	–	–	–	–

Loss for the period		–	–	–	(55,880,548)	(55,880,548)

Other comprehensive loss for the period		–	–	413,633	–	413,633

Balance at March 31, 2018		$231,858,163	$23,088,158	$(6,229,803)	$(280,572,875)	$(31,856,357)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31,

(Expressed in U.S. dollars)(Unaudited)

	Notes	2018	2017
OPERATING ACTIVITIES
Loss for the quarter		$(55,880,548)	$(7,844,987)
Adjustments for:
Depreciation	17	90,338	111,283
Share-based payments	16	120,229	1,361,677
Damages provision		–	211,884
Accrued employee termination expenses		455,489	–
Unrealized loss on derivative liability and convertible note	13	4,337,049	–
Realized loss on exercise of warrants	13	17,557,693	–
Amortization of deferred loss	13	27,382,735	–
Income tax expense		53,654	56,614
Interest income		(26,036)	(89,969)
		(5,909,597)	(6,193,498)
Net change in non-cash working capital items:
Accounts receivable		588,916	955,503
Inventory		163,852	(264,179)
Prepaid expenses and other assets		8,176	(427,692)
Accounts payable and accrued liabilities		(69,353)	(548,858)
		691,591	(285,226)
Income tax and Interest paid and received:
Income tax paid		(53,654)	–
Interest received		26,036	89,969
		(27,618)	89,969
Net cash applied to operating activities		(5,245,425)	(6,308,755)

INVESTING ACTIVITES
Decrease in restricted cash		12,837	–
Increase in cash held in escrow		–	(76,034)
Purchase of property, plant and equipment	11	(29,999)	(275,226)
Net cash applied to investing activities		(17,162)	(351,260)

FINANCING ACTIVITIES
Proceeds from exercise or warrants	14(b)	16,988	–
Proceeds from exercise of options		–	17,542
Net cash from financing activities		16,988	17,542

NET CHANGE IN CASH AND CASH EQUIVALENTS		(5,245,598)	(6,642,473)

CASH AND CASH EQUIVALENTS
Beginning of the year		17,507,157	22,954,571
Exchange difference on cash and cash equivalents		–	(105,466)
End of the year		$12,261,559	$16,206,632

Represented by:
Cash	6	12,261,559	7,162,305
Cashable high interest savings accounts	6	–	9,044,327
		$12,261,559	$16,206,632

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The condensed interim consolidated financial statements of the Company as at March 31, 2018 and for the three months ended March 31, 2018 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

(b)	Going Concern and Uncertainty

As at March 31, 2018, the Company had approximately $12.2 million in cash and cash equivalents, sufficient cash for approximately seven months of operations. Subsequent to the period end, the Company has received cash proceeds of approximately $12.3 million from the exercise of 7,642,781 series C warrants of the Company (each a “Series C Warrants”). These proceeds, when combined with the cash on hand at March 31, 2018 amount to sufficient cash for at least 12 months of operations. The Company will need to obtain additional debt or equity financing in the next 12 months to fund ongoing operations. Given the current nature of the Company’s capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2017. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2017.

The results for the three months ended March 31, 2018 may not be indicative of the results that may be expected for the full y year or any other period.

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc GmbH, Neovasc (US) Inc., Neovasc Management Inc., Neovasc Medical Ltd., and B-Balloon Ltd. (which is in the process of being voluntarily liquidated). All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

5

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual consolidated financial statements for the year ended December 31, 2017, except for the following:

Financial Instruments (IFRS 9)

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The Company has assessed the classification and measurement of financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial assets:
Cash and cash equivalents, cash held in escrow	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative liability from financing	Fair value through profit or loss	Fair value through profit or loss
Convertible Note	Fair value through profit or loss	Fair value through profit or loss or OCI (for own credit risk)

As a result of the change in measurement categories for the convertible note, an adjustment of $413,633 for the three months ended on March 31, 2018 has been made to opening retained earnings and accumulated other comprehensive income to reclassify the change in fair value associated with the Company’s own credit risk. There has been no other change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. There is a simplified approach where expected credit losses can be estimated and recognized upon initial recognition of the receivables. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The Company has reviewed expected credit losses on trade receivables on transition to IFRS 9. The Company also implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9. For trade accounts receivables, the Company has applied the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all trade receivables. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. As the majority of customers are considered to have low default risk and the Company does not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and March 31, 2018. Accordingly, the Company did not record an adjustment relating to the implementation of the expected credit loss model for trade receivables.

6

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue (IFRS 15)

The IASB issued IFRS 15 Revenue from Contracts with Customers, a new standard for the recognition of revenue, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS is effective for annual periods beginning on or after January 1, 2018. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

The standard is required to be adopted either retrospectively or using a modified retrospective approach. In accordance with the transition provisions in IFRS 15, the Company has adopted the new standard using the modified retrospective method; the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2018. Comparative prior year periods are not restated. The adoption of IFRS 15 did not result in any changes in the timing of revenue recognition for the Company’s goods and services.

Effective January 1, 2018, upon adoption of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue for services rendered when the performance obligations have been completed, when control of the services transfer to the customer, when the services performed have been accepted by the customer and for example, when collectability is reasonably assured. The consideration for services rendered is measured at the fair value of the consideration received and allocated based on the Company’s standalone selling prices. The standalone selling prices are determined based on the agreed upon list prices at which the Company sells its services in separate transactions. Payment terms with customers vary by country and contract. Standard payment terms are 30 days from invoice date.

Revenue for the sale of the Reducer is recognized when control or ownership of the product is transferred to the customer and collectability is reasonably assured.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the three months ended March 31, 2018 and 2017 there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	March 31, 2018	December 31, 2017

Convertible Note	$27,393,208	$20,007,559
Equity	(31,856,357)	(36,475,101)
Capital	$(4,463,149)	$(16,467,542)

5.	FINANCIAL RISK MANAGEMENT

(a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

7

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value estimation (continued)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2018 and December 31, 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at March 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$–	$–	$27,393,208	$27,393,208
Derivative financial liabilities	$–	$–	$18,358,784	$18,358,784

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	March 31, 2018	December 31, 2017
Loans and receivables
Cash and cash equivalents	6	$12,261,559	$17,507,157

Accounts receivable	7	746,007	1,334,923
Restricted cash	10	465,423	478,260
		$14,036,460	$19,320,340

Other financial liabilities
Accounts payable and accrued liabilities	12	$1,775,601	$1,844,955

Financial liabilities at fair value through profit and loss
Derivative liability from financing (current)	13	$8,819,652	$19,997,345
Convertible Note (current)	13	4,261,597	4,261,597
Derivative liability from financing (non-current)	13	9,539,132	16,831,685
Convertible Note (non-current)	13	23,131,611	15,745,962
		$45,751,992	$58,681,544

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)	Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 16% of the revenue for the three months ended March 31, 2018 (three months ended March 2017: U.S. dollar and Euro: 46% and 54%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at March 31, 2018 by approximately $nil (as at March 31, 2017: U.S. dollar and Euro: $74,000 and $38,000), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $28,624 and $24,861 as at March 31, 2018 (as at March 31, 2017, U.S. dollar and Euro: $78,000 and $3,000). The Company does not hedge its foreign exchange risk.

(c)	Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable and accounts payable without interest.

8

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk

As at March 31, 2018, the Company had $12,261,559 in cash and cash equivalents as compared to cash and cash equivalents of $17,507,157 at December 31, 2017. Subsequent to the period end, the Company has received cash proceeds of approximately $12,338,854 from the exercise of 7,643,781 Series C Warrants. Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for approximately at least the next four quarters at the current burn rate. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

(e)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at March 31, 2018 is $641,160 (as at December 31, 2017: $1,201,292). As at March 31, 2018, the Company had $449,200 (as at December 31, 2017: $588,282) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three months ended March 31, 2018 the Company wrote down $nil of accounts receivable owed by customers (three months ended March 31, 2017: $40,000).

The Company may also have credit risk related to its cash and cash equivalents, with a maximum exposure of $12,726,982 as at March 31, 2018 (as at December 31, 2017: $17,985,417). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2018	December 31, 2017
Cash held in:
United States dollars	$11,813,181	$16,989,119
Canadian dollars	140,422	70,112
Euros	307,956	447,926
	$12,261,559	$17,507,157

9

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

7.	ACCOUNTS RECEIVABLE

	March 31, 2018	December 31, 2017

Trade accounts receivable	$745,206	$1,201,292
Other accounts receivable	801	133,631
	$746,007	$1,334,923

All amounts are short-term. The aging analysis of trade receivables is as follows:

	March 31, 2018	December 31, 2017

Not past due	$371,995	$693,010
Past due 0 - 30 days	9,500	255,348
30 - 60 days	159,700	79,600
60 - 90 days	40,000	4,334
90 - 120 days	40,000	139,000
Over 120 days	200,000	110,000
Loss Allowance	(75,989)	(80,000)
	$745,206	$1,201,292

All of the Company's trade and other receivables have been reviewed for impairment. During the three months ended March 31, 2018, the Company wrote off $nil of accounts receivable (three months ended March 31, 2017: $40,000).

8.	INVENTORY

	March 31, 2018	December 31, 2017

Raw materials	$226,912	$175,487
Work in progress	–	171,599
Finished goods	7,792	51,470
	$234,704	$398,556

During the three months ended March 31, 2018 and 2017 the Company did not write down any inventory. During the three months ended March 31, 2018, $87,393 of inventory was expensed in cost of goods sold (three months ended March 31, 2017: $140,482).

9.	PREPAID EXPENSES AND OTHER ASSETS

	March 31, 2018	December 31, 2017

Prepaid insurance	$132,565	$125,043
Deposits on rental agreements	268,635	308,492
Retainers for professional services	334,258	324,062
Other prepaid expenses and other assets	58,732	44,769
	$794,190	$802,366

10.	RESTRICTED CASH

	March 31, 2018	December 31, 2017

Restricted cash	$465,423	$478,260

Restricted cash represents a C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

10

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

11.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2017	$231,901	$407,555	$38,648	$1,388,117	$429,147	$425,142	$284,771	$3,205,281
Additions during the year	–	–	127,181	146,388	77,518	145,424	9,156	505,667
Cumulative translation adjustment	17,592	30,916	4,109	115,223	37,257	41,707	22,158	268,962
Balance at December 31,2017	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

Additions during the period	–	–	–	–	–	29,999	–	29,999
Balance as at March 31, 2018	$249,493	$438,471	$169,938	$1,649,728	$543,922	$642,272	$316,085	$4,009,910

ACCUMULATED DEPRECIATION

Balance at January 1, 2017	$–	$34,900	$26,750	$683,803	$297,199	$397,476	$179,518	$1,619,646
Depreciation for the year	–	15,484	35,702	254,794	64,166	140,652	23,747	534,545
Cumulative translation adjustment	–	3,179	3,964	60,347	24,730	33,891	14,427	140,538
Balance at December 31, 2017	$–	$53,563	$66,416	$998,944	$386,095	$572,018	$217,692	$2,294,729

Depreciation for the period	–	3,849	5,860	48,809	11,837	15,063	4,920	90,338
Balance as at March 31, 2018	$–	$57,412	$72,276	$1,047,753	$397,932	$587,081	$222,612	$2,385,067

CARRYING AMOUNTS
As at December 31, 2017	$249,493	$384,908	$103,522	$650,784	$157,827	$40,256	$98,391	$1,685,181
As at March 31, 2018	$249,493	$381,059	$97,662	$601,975	$145,990	$55,190	$93,473	$1,624,842

11

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2018	December 31, 2017

Trade payables	$1,001,450	$1,256,795
Accrued liabilities	481,197	346,984
Accrued vacation	167,414	157,198
Accrued employee termination expenses	455,489	–
Other accounts payable	125,540	83,978
	$2,231,090	$1,844,955

13.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE

(a)	Derivative Financial Liabilities

On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A units (the “Series A Units”) and 19,066,780 Series B units (the “Series B Units”) of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i) one common share of the Company (each a “Common Share”),

(ii) one Series A Common Share purchase warrant of the Company at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B Common Share purchase warrant of the Company at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i) either one Common Share or one Series D Common Share purchase warrant of the Company (each, a "Series D Warrant") at an exercise price of $1.46 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F Common Share purchase warrant of the Company at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

15,492,950 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to March 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573,830 Common Shares were issued from treasury (see Note 22 Subsequent Events for a description of the warrants exercised to date).

All the warrants include various price adjustment clauses, some of which cause the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 - Financial instruments; presentation (see Note 13 for further disclosure of the terms of the warrants). Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss (“FVTPL”). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the Series A Units and Series B Units and Series E Warrants was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight line basis depending on the term of the warrants.

12

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

13.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (continued)

(b)	Convertible Note

As part of the 2017 Financings, the Company completed a brokered private placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of $27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant (the "Concurrent Private Placement").

The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Concurrent Private Placement. Upon the event of a default, the interest rate would automatically be increased to 15% per annum. Interest on the Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

The conversion option contained within the Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the Notes from being recognized within equity. The Notes contain a future-priced conversion mechanism that allows the holder of a Note to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. Further, with effect from and after 5:00 p.m. (New York City time) on August 17, 2018, the conversion price of the Notes will be adjusted to be the lower of (x) the then in effect conversion price and (y) the greater of (i) the amount in U.S. dollars equal to the VWAP for the Common Shares on August 17, 2018 and (ii) $0.50. The Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL (see Note 14 for further disclosure of the terms of the Series E Warrants). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

(c) Warrants and Convertible Notes Model

The warrants were calculated based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The Notes were calculated based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and as at March 31, 2018 are summarized below:

Valuation Date	November 17, 2017	December 31, 2017	March 31, 2018
Price of Common Shares	$0.8727	$0.6000	$0.061
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	122.99%	121.70%	128.44%
Historical volatility of index	14.28%	14.43%	14.95%
Volatility input	68.63%	68.07%	71.70%
Risk-free rate	2.08%	2.20%	2.65%
Credit spread	32.63%	34.24%	35.83%

13

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

13.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (continued)

(c) Warrants and Convertible Notes Model (continued)

The carrying amounts for the derivative financial liabilities are as follows:

	Series A Units	Series B Units	Series E Warrants	Total

Fair value, November 17, 2017	$ 13,139,650	$ 67,810,835	$ 8,519,788	$ 89,470,273
Add:
Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants, December 27	-	(511,122)	-	(511,122)
Exercise of Series D Warrants (1,874,989), December 27	-	(1,108,306)	-	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)

Balance, Derivative financial liability December 31, 2017	$ 4,932,785	$ 28,938,849	$ 2,957,396	$ 36,829,030
Add:
Amortization of deferred loss	1,951,426	22,346,182	1,380,487	$ 25,678,096
Less:
Fair value adjustment on exercised Series D Warrants,		(1,004,185)		(1,004,185)
Exercise of Series D Warrants (1,698,841)		(1,021,183)		(1,021,183)
Conversion to Common Shares (1,698,841) (note 14)		1,021,183		1,021,183
Fair value adjustment on exercised Series B Warrants	(303,919)	(14,048,309)		(14,352,228)
Exercise of Series B Warrants (11,170,788)	(303,919)	(14,048,309)		(14,352,228)
Conversion to Common Shares (149,350,096) (note 14)		14,048,309		14,352,228
Fair value adjustment on exercised Series F Warrants		(27,034,325)		(27,034,325)
Exercise of Series F Warrants (21,041,660)		(27,034,325)		(27,034,325)
Conversion to Common Share (223,427,286) (note 14)		27,034,325		27,034,325

Fair value adjustment, March 31, 2018	1,756,803	303,336	(3,817,773)	(1,757,604)
Balance, Derivative financial liability March 31, 2018	$ 8,337,095	$ 9,501,579	$ 520,111	$ 18,358,784
Derivative financial liability, current				$ 8,819,652
Derivative financial liability, non-current				$ 9,539,132

The carrying amounts for the convertible notes are as follows:

	Convertible Notes	Total
Fair value, November 17, 2017	$26,100,900	$26,100,900
Add:
Deferred loss	(5,113,917)	(5,113,917)
Amortization of deferred loss	852,319	852,319
Less:
Fair value adjustment, December 31, 2017	(1,831,743)	(1,831,743)
Balance, Convertible note December 31, 2017	$20,007,559	$20,007,559
Add:
Amortization of deferred loss	1,704,639	1,704,639
Add:
Fair value adjustment, March 31, 2018	5,681,010	5,681,010

Balance, Convertible note March 31, 2018	$27,393,208	$27,393,208

Convertible notes, current		$4,261,597
Convertible notes, non-current		$23,131,611

14

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

14.	SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings.

All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to Common Shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2017	78,683,345	$168,712,673	$22,301,437
Common Shares issued from Series A Units and Series B Units (i)	22,102,538	–	–
Common Shares issued from exercise of Series D Warrants (ii)	1,874,989	1,127,057	–
Common Shares issued for cash on exercise of options	254,702	1,964,086	(1,729,134)
Share-based payments	–	–	2,484,543
Balance, December 31, 2017	102,915,574	$171,803,816	$23,056,846
Common Shares issued from exercise of Series A Units and Series B Units: Series B Warrants (iii)	149,350,096	19,935,832	–
Common Shares issued from exercise of Series B Units: Series F Warrants (iv)	223,427,286	39,008,414	–
Common Shares issued from exercise of Series D Warrants (v)	1,698,841	1,021,183	–
Common Shares issued for cash on exercise of options	49,954	88,918	(88,918)
Share-based payments	–		120,229
Balance, March 31, 2018	477,441,751	$231,858,163	$23,088,158

(i)	On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A Units and 19,066,780 Series B Units, at a price of $1.46 per Unit for gross proceeds of $37,487,497. No amount has been recognized with respect to the Common Shares within equity because the fair value of the derivative instruments issued (being the warrants which form part of the units issued) exceeded the cash proceeds received.
(ii)	On December 27, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,306 (see Note 13) was recognized within equity upon conversion.
(iii)	In the three months ended March 31, 2018, 149,350,096 shares were issued on the exercise of 11,170,788 Series B Warrants initially issued as part of the Series A Units and Series B Units. The fair value of the Series B units at the date of exercise was $19,935,832 representing a value at December 31, 2017 of $14,352,228 (see Note 13) plus a fair value adjustment of $5,583,604 at the date of exercise.
(iv)	In the three months ended March 31, 2018, 223,427,286 Common Shares were issued on the exercise of the 21,041,660 Series F Warrants initially issued as part of the Series B Units. The fair value of the Series B units at the date of exercise was $39,008,414 representing a value at December 31, 2017 of $27,034,325 (see Note 13) plus a fair value adjustment of $11,974,089 at the date of exercise.
(v)	On January 30, 2018, 1,698,841 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $16,988. In addition, associated derivative liability was derecognized and a loss of $1,004,185 (see Note 13) was recognized on the exercise of the warrant.

15

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

14. SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of Common Shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd. which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average		Average remaining
	Number of options	exercise price		contractual life (years)
Options outstanding, January 1, 2017	1,844,500		1.90
Granted	(2,174,093)		1.04
Exercised	(471,867)		4.74
Forfeited	(1,294,934)		1.42
Options outstanding, December 31, 2017	5,778,310	C$	4.84	2.28
Options exercisable, December 31, 2017	4,512,878	C$	4.99	1.94
Granted	5,628,000		0.52
Exercised	(49,954)		0.01
Forfeited	(287,015)		2.73
Expired	(738,224)		1.90
Options outstanding, March 31, 2018	10,331,117		$2.17	5.10
Options exercisable, March 31, 2018	3,822,107		$4.26	2.14

The following table lists the options outstanding at March 31, 2018 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	–	–	–	–
$0.02-1.99	7,281,856	6.60	1,204,756	3.76
$2.00-4.99	415,526	2.49	269,551	2.39
$5.00-6.99	2,215,535	1.22	2,021,600	1.68
$7.00-9.99	418,200	1.96	362,200	1.95
	10,331,117		3,822,107

The following table lists the options outstanding at December 31, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	64,128	0.08	64,128	0.08
C$0.02-1.99	1,739,300	4.26	984,500	4.25
C$2.00-4.99	920,397	0.50	875,705	0.37
C$5.00-6.99	2,272,985	1.56	2,066,845	1.49
C$7.00-9.99	344,600	2.31	225,600	2.26
C$10.00-13.00	436,900	2.21	296,100	2.20
	5,778,310		4,512,878

16

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

14. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the three months ended March 31, 2018 was $0.60 (three months ended March 31, 2017: $1.45). During the three months ended March 31, 2018, the Company recorded $120,229 as compensation expense for share-based compensation awarded to eligible optionees (three months ended March 31, 2017: $1,361,677). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2018	2017
Weighted average fair value	$0.52	$1.49
Weighted average exercise price	$0.60	$1.90
Weighted average share price at grant	$0.60	$1.90
Dividend yield	nil	nil
Volatility	110%	110%
Risk-free interest rate	1.12%	1.12%
Expected life	5 years	5 years
Forfeiture rate	6%	6%

(d)	Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number exercised during the period and the remaining warrants outstanding at March 31, 2018.

Warrants	As at November 17, 2017	Exercised	As at March 31, 2018	Exercise Price	Weighted average remaining contractual life (years)

Series A Warrants	25,676,368	–	25,676,368	$1.61	4.63
Series B Warrants	25,676,368	(11,170,788)	14,505,580	$1.61	1.63
Series C Warrants	10,273,972	–	10,273,972	$1.46	1.63
Series D Warrants	3,573,830	(3,573,830)	–	$0.01	1.63
Series E Warrants	22,431,506	–	22,431,506	$1.61	4.63
Series F Warrants	22,431,506	(21,041,660)	1,389,846	$1.61	1.63

Below is a description of the features of the warrants.

Series A Warrants

There were 25,676,368 Series A Warrants issued and outstanding as of March 31, 2018. Each Series A Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances.

17

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

14. SHARE CAPITAL (continued)

(d) Warrants (continued)

Series B Warrants

There were 14,505,580 Series B Warrants issued and outstanding as of March 31, 2018. Each Series B Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series B Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

At any time prior to their expiration, the holder of the Series B Warrant may, in its sole discretion, exercise the Series B Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series B Warrant Shares equal to the number determined by an alternate cashless exercise formula (the "Alternate Net Number"). The Alternate Net Number is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily VWAP during the ten trading days period ending on and including such exercise date (the “Market Price”) from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

The Company has attributed a value to the remaining Series B Warrants via the application of the aforementioned Alternate Net Number, reflecting relevant market data as at March 31, 2018 summarized as follows:

As at March 31, 2018

Number of Series B Warrants outstanding	14,505,580
Estimated potential number of equivalent shares (a)	244,603,898
Applicable VWAP, as calculated per above	$0.105

(a)	The number of Common Shares that would be issued pursuant to an Alternate Net Number cashless exercise if the exercise of all of the Series B Warrants had occurred on March 31, 2018.

Series C Warrants

There were 10,273,972 Series C Warrants issued and outstanding as of March 31, 2018. Each Series C Warrant may be exercised for a Series C Unit, with each Series C Unit being comprised of a Common Share, a Series A Warrant and a Series B Warrant. Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment.

Series D Warrants

There were no Series D Warrants remaining as of March 31, 2018. Each Series D Warrant represented the right to purchase one Common Share at a notional exercise price equal to $1.46 per Common Share, subject to adjustment. $1.45 of the exercise price of the Series D Warrants was prepaid to the Company on November 17, 2017 on the closing of the financing.

Series E Warrants

There were 22,431,506 Series E Warrants issued and outstanding as of March 31, 2018. Each Series E Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series E Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

18

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

14. SHARE CAPITAL (continued)

(d) Warrants (continued)

Series F Warrants

There were 1,389,846 Series F Warrants issued and outstanding as of March 31, 2018. Each Series F Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series F Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

At any time prior to their expiration, the holder of the Series F Warrant may, in its sole discretion, exercise the Series F Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series F Warrant Shares equal to the Alternate Net Number.

The Company has attributed a value to the remaining Series F Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at March31, 2018, summarized as follows:

As at March 31, 2018

Number of Series F Warrants outstanding	1,389,846
Estimated potential number of equivalent shares (a)	23,436,619
Applicable VWAP, as calculated per above	$0.105

(a)	The number of Common Shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the Series F Warrants had occurred on March 31, 2018.

15.	SEGMENT INFORMATION

The Company’s operations are in one business segment: the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended March 31,
	2018	2017
REVENUE
Europe	$315,922	$1,060,801
United States	–	327,899
Rest of the World	24,000	92,660
	$339,922	$1,481,360

Sales to the Company’s three largest customers accounted for approximately 16%, 14%, and 13% of the Company’s sales for the three months ended March 31, 2018. Sales to the Company’s three largest customers accounted for approximately 45%, 22%, and 8% of the Company’s sales for the three months ended March 31, 2017.

16.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended March 31,
	2018	2017

Salaries and wages	$1,968,749	$2,309,770
Pension plan and employment insurance	158,672	190,659
Contribution to defined contribution pension plan	45,105	44,537
Health benefits	127,772	144,273
Cash-based employee expenses	2,300,298	2,689,239
Share-based payments	120,229	1,361,677
Total employee expenses	$2,420,528	$4,050,916

19

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

17.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended March 31,
	2018	2017

EXPENSES
Selling expenses
Share-based payments	$21,987	$9,886
Cash-based employee expenses	84,590	24,711
Other expenses	180,361	152,571
	286,938	187,168

General and administrative expenses
Depreciation	48,240	27,656
Share-based payments	69,610	655,769
Cash-based employee expenses	535,070	718,211
Litigation expenses	59,850	872,430
Employee termination expenses	576,364	–
Other expenses	1,179,957	974,647
	2,469,091	3,248,713

Product development and clinical trials expenses
Depreciation	42,098	76,029
Share-based payments	28,633	682,606
Cash-based employee expenses	1,680,638	1,299,185
Other expenses	2,248,023	2,995,703
	3,999,391	5,053,523

TOTAL EXPENSES	$6,755,420	$8,489,404

Depreciation per Statements of Cash Flows	$90,338	$111,283

Share-based payments per Statements of Cash Flows	$120,229	$1,361,677

Cash-based employee expenses (see Note 16)	$2,300,298	$2,689,239

20

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

18.	OPERATING LEASES

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016.

The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at March 31,
	2018	2017

Year 1	$264,048	$257,546
Year 2	330,303	342,852
Year 3	292,584	315,764
Year 4	258,747	284,198
Year 5	107,811	250,363
	$1,253,492	$1,450,723

Lease payments recognized as an expense during the three months ended March 31, 2018 amounted to $87,694 (three months ended March 31, 2017: $160,580).

19.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the three months ended March 31, 2018 amounted to 144,819,395 shares (three months ended March 31, 2017: 78,691,167 shares)

	For the three months ended March 31,
	2018	2017

Weighted average number of Common Shares	144,819,395	78,691,167
Loss for the period	$(55,880,548)	$(7,844,987)
Basic loss per share	$(0.38)	$(0.10)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

21

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

20.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended March 31,
	2018	2017
Short-term employee benefits
Employee salaries and bonuses	$299,582	$428,979
Directors fees	67,500	18,517
Social security and medical care costs	19,647	67,837
	386,729	515,333
Post-employment benefits
Contributions to defined contribution pension plan	6,347	3,984

Share-based payments	22,174	920,414

Total key management remuneration	$415,251	$1,439,731

21.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation with CardiAQ

The Company is engaged as a defendant and appellant in lawsuits involving Valve Technologies Inc. (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims has been and is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company’s motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the “Court”) and, upon appeal, in the Appeals Court. This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

22

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

21.	CONTINGENT LIABILITIES AND PROVISIONS

Claims by CardiAQ in the United States (continued)

The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre judgment interest and $2,354 per day in post judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations. In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

The Company has continued to investigate a potential claim involving another party’s intellectual property rights. The Company is in settlement discussions with that party and believes that settlement of the matter may be possible. The Company believes that there is a possibility that party may make claims against the Company if a settlement is not reached, and should that happen the Company will defend itself vigorously.

22.	SUBSEQUENT EVENTS

Cash Receipts

As of May 10, 2018, the Company has received cash proceeds of $12,338,854 from the exercise of 7,642,781 Series C warrants at an exercise price of $1.46 per Series C Warrant as further described below. The cash proceeds represent an increase in cash of approximately 106% compared to the $12,261,559 cash and cash equivalents as at March 31, 2018.

Warrant Exercises

None of the 25,676,368 Series A Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

As of May 10, 2018, all of the 25,676,368 Series B Warrants initially granted have been exercised using the cashless alternative net number mechanism for 846,072,506 Common Shares and all of the 22,431,506 Series F Warrants initially granted have been exercised using the cashless alternate net number mechanism for 295,739,698 Common Shares.

As of May 10, 2018, of the 10,273,972 Series C Warrants initially granted, 8,451,270 have been exercised for 8,451,270 Common Shares, 8,451,270 Series A Warrants and 8,451,270 Series B Warrants. None of the 8,451,270 underlying Series A Warrants have been exercised and 8.417,292 of the 8,451,270 underlying Series B Warrants have been exercised using the cashless alternate net number mechanism for 395,930,429 Common Shares.

As of May 10, 2018, cumulatively there were 34,127,638 Series A Warrants, 33,978 Series B Warrants, 1,822,702 Series C Warrants and 22,431,507 Series E Warrants outstanding.

23

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Expressed in U.S. dollars)

23.	AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three months ended March 31, 2018 (including comparatives) were approved by the audit committee on behalf of the board of directors on May 8, 2018.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Steve Rubin

Steve Rubin, Director

24

DOCUMENT 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Fred Colen, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2018.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 10, 2018

(signed) Fred Colen

Fred Colen

Chief Executive Officer

DOCUMENT 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2018.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 10, 2018

(signed) Chris Clark

Chris Clark

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 10, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer